LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2037	lspaccasi@luselaw.com

May 7, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Mr. Todd K. Schiffman

Re:	Blue Hills Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-194486)

Dear Mr. Schiffman:

On behalf of Blue Hills Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s comment letter dated May 2, 2014, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from Pre-effective Amendment No. 2.

Amendment No. 2 to Registration Statement on Form S-1

Nantucket Branch Acquisition, page 69

1.	Please refer to the response to comment 10 of our April 7, 2014 letter. We note that the waiver request that you submitted set forth that you would include Guide 3 information for the acquired loans and deposits; however, we are unable to locate those disclosures in the document. Please revise or advise.

The Company has added Guide 3 information for the acquired loans and assumed deposits beginning on page 70 of the Prospectus.

2.	Please refer to the response to comment 11 of our April 7, 2014 letter. We note your revisions, which appear to set forth what you acquired, however we do not see revisions that set forth what the total purchase price was and how you paid it. Please revise accordingly.

The Company has added disclosure regarding the total purchase price on page 69 of the Prospectus.

Mr. Todd K. Schiffman

May 7, 2014

3.	Please revise to present the pro forma adjustments in a self-balancing format such that the amounts disclosed in footnotes tie directly to the amounts in the pro forma adjustments column. For instance, note 2 states that $161M in cash was used to settle brokered deposits and short term borrowings while the related adjustments to liabilities is $151M.

The Company has revised the table on page 69 of the Prospectus as requested.

Transactions with Certain Related Persons, page 139

4.	We note your response to comment 18 from our letter dated April 7, 2014. Please explain why you believe the statements from Instruction 4(c) of Item 404(a) of Regulation S-K are inapplicable. Please note that any loans to related persons that were outstanding at any point since January 1, 2012, or any such loans currently proposed, must be disclosed in this section. Refer to Instruction 2 to Item 404(d) of Regulation S-K.

The statements from Instruction 4(c) of Item 404(a) of Regulation S-K have been added to page 139 of the Prospectus with respect to immediate family members of directors and executive officers.

Exhibits

5.	Please revise Exhibits 8.1 and 8.2 to explain why it is only “more likely than not” that the basis for the Stock Holding Company Common Stock purchased in the Offering by the exercise of subscription rights will be the purchase price thereof. Refer to Staff Legal Bulletin No. 19.

Exhibits 8.1 and 8.2 have been revised as requested.

*  *  *  *

Mr. Todd K. Schiffman

May 7, 2014

We believe the foregoing is responsive to the Staff’s comments. Please direct any comments or questions to the undersigned at (202) 274-2037.

Sincerely,

/s/ Lawrence M.F. Spaccasi

Lawrence M.F. Spaccasi

Enclosures

Cc:	William M. Parent, President and CEO of Blue Hills Bank

Christopher Dunham, SEC Staff Attorney (3 copies)

John P. Nolan, SEC Senior Assistant Chief Accountant

Paul Cline, SEC Staff Accountant

John J. Doherty, Wolf & Company, P.C.